

Mail Stop 3030

October 28, 2009

Pioneer Corporate Services
As Agent for Service for
 Duoyuan Printing, Inc.
214 W. Lincolnway
Suite 23
Cheyenne, Wyoming 82001

> **Re: Duoyuan Printing, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 16, 2009**
> **File No. 333-161813**

Dear Sir/Madam:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1. Please revise your fee table to reflect your current offering. In this regard, please provide your analysis of whether you believe a registration statement has been

filed as required by Section 5 as to all such securities that you have been offering for sale.

Prospectus Cover

2. Please tell us the authority on which you relied in granting the underwriters an option to purchase in excess of 15% of the shares that the underwriters will be obligated to purchase.

Selling Security Holders, page 142

3. Please reconcile the disclosure in the first paragraph of this section that the selling security holders are selling 7,437,695 of your shares with the disclosure throughout the filing that the selling security holders are selling 986,598 of your shares.

Our Board of Directors, page 148

4. Please tell us with specificity which provision of your bylaws filed as exhibit 3.2 includes the provision mentioned in the first sentence of this section.

Advance Notice of Director Nominations and New Business, page 149

5. Please tell us why this section does not disclose the nomination procedures for director candidates mentioned in section 3.3 of your bylaws.

Enforceability of Civil Liabilities, page 158

6. Please obtain and file a consent from Commerce & Finance Law Group for the reference in this section to it. We note Commerce & Finance Law Group does not consent in exhibit 23.2 to the use of its name and opinion in this section.

Financial Statements

Note 16 - Subsequent Events, page F-30

7. Please revise to disclose the specific date through which subsequent events have been evaluated. Refer to FASB ASC 855-10-50-1. Please also tell us how you have complied with the requirements of FASB ASC 855-10-50-4.

Exhibits

8. Please tell us why exhibits 5.1., 99.1 and 23.2 do not use your current name.

Exhibit 1.1

9.   Please file as an exhibit the underwriting agreement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Man Chiu Lee, Esq.